

Greg Flickinger · 3rd

Senior Vice President at Green Thumb Industries (GTI)

San Antonio, Texas, United States · 500+ connections ·

Contact info



Green Thumb Industries (GTI)



University of Illinois Urban Champaign

Experience



Senior Vice President

Green Thumb Industries (GTI)

Feb 2019 – Present · 2 yrs 3 mos

Advisory Board Member

Florida State University Department of Chemical and Biomedical Engineering

Jan 2008 – Present · 13 yrs 4 mos

Council and advise department with regards to future planning, undergraduate curriculum, graduate level research, student recruiting, and and project funding.



HEB

2 yrs 11 mos

Group Vice President

Jun 2017 – Feb 2019 · 1 yr 9 mos

San Antonio, Texas Area

H-E-B is one of the largest, independently owned food retailers in the nation operating over 385 stores throughout Texas and Mexico. H-E-B operates a fully integrated supply chain

network including the largest logistics network in Texas. Serving as the top leader of the
manufacturing organization which is a fully integrated end to end consumer produ⸱⸱⸱ ...see more

Vice President of Manufacturing Operations

Apr 2016 – Jun 2017 · 1 yr 3 mos

San Antonio, Texas Area

H-E-B is one of the largest, independently owned food retailers in the nation operating over
385 stores throughout Texas and Mexico. H-E-B operates a fully integrated supply chain
network including the largest logistics network in Texas. Serving as the top leader of the
manufacturing organization which is a fully integrated end to end consumer produ⸱...see more

Chair, OpX Executive Council

OpX Leadership Network

Nov 2016 – Apr 2018 · 1 yr 6 mos

The OpX Leadership Network provides a collaborative learning and development platform
focused on creating solutions for industry by industry. The OpX Leadership Network is
sponsored by PMMI consisting of over 250 companies, nearly 200 are CPGs. The OpX
Executive Council consists of over 40 industry leaders representing all aspects of t ...see more



Snyder's-Lance, Inc

7 yrs 9 mos

Vice President of Manufacturing and Corporate Engineering

Jun 2011 – Apr 2016 · 4 yrs 11 mos

- Responsible for 4 manufacturing sites and 8 manufacturing plants across the US and
Canada, Corporate Engineering, Commercialization Resources, and Contract Manufacturing
Customer Development.
- Manufacturing sites produce Branded Products, Contract Products and Private B ...see more

Director of Manufacturing

Aug 2008 – May 2011 · 2 yrs 10 mos

Charlotte, NC

Vision: Nurture a Transition from a Traditional Work System to an Employee Centric HPWS (High Performance Work System) with a Cultural Foundation Rooted in TEI (Total Employee Involvement) and Focused upon CI (Continuous Improvement).

...see more

Show 5 more experiences ⌄

Education



University of Illinois Urbana-Champaign

Ph.D., Chemical Engineering

1997 – 1999

Activities and Societies: - Offensive Coordinator at Champaign Centennial High School (Coached at School for 3 years) - Publication: G.L. Flickinger, I.S. Dairanieh, and C.F. Zukoski, "The Rheology of Aqueous Polyurethane Dispersions," Journal of Non-Newtonian Fluid Mechanics 87 (1999) 283-305. - Presentation: "Dilute Aqueous Polyurethane Particle Interaction Behavior and Rheological Properties," presented at the Great Lakes Regional Meeting of the American Chemical Society, June 1-3 1998, Milwaukee, WI.

Thesis: "The Rheology of Anionic Aqueous Polyurethane Dispersions"
- Characterized the rheology of aqueous polyurethane dispersions by forming a link between particle interactions and measurable mechanical properties
- Research Sponsored by the 3M Company
- Advisor: C.F. Zukoski



University of Illinois Urbana-Champaign

MS, Chemical Engineering

1994 – 1997

Activities and Societies: - Teaching Asistant for 4 quarters - Included on The University of Illinois List of Teachers Ranked as Excellent by their students (1996, 1997) - Asistant Football Coach for Bement HS - Small angle neutron scattering research at the National Institute of Standards and Technology Gaithersburg, MD (1996) - NIST Summer School on Small Angle Neutron Scattering (1995) - Bement, Illinois Lions Club - Teaching Assistant - Decatur Principal Scholars Program (1996)

Thesis: "The Gelation Behavior of Zirconia Sols";
Advisor: C.F. Zukoski
Characterized structure and rheology of zirconia gel as the system progressed from a stable nanoparticulate dispersion to a solid gel. Developed expertise in static and dynamic light scattering as well as applied rheology

Ohio University

BS, Chemical Engineering

1989 – 1993

Activities and Societies: Full Football Scholarship (1989 - 1993) Tau Beta Pi, Engineering
National Honor Society Mortar Board Senior Honor Society Deans Scholarship (1991 - 1993)
Kappa Phi National Honor Society Golden Key National Honor Society

Outstanding Senior Chemical Engineer (Departmental award 1993)
Recognized by the American Institute of Chemical Engineers for the highest scholastic rating
(only recipient from Ohio University, 1992)
Alumni Association Scholar Athlete Award (1991 - 1993)
Mid American Conference Commissioners Award for Excellence in Academics and Athletics
(1991 - 1993)





